For Immediate Release

WNS Adds ERP Optimization Capability for Finance & Accounting Services with Acquisition of
BizAps

Acquisition to enhance F&A shared services transformation for global clients

NEW YORK and LONDON, June 16, 2008 — WNS (Holdings) Limited (NYSE: WNS), a leading provider of global business process outsourcing (BPO) services, today announced it has acquired Business Applications Associates Ltd. (BizAps), a provider of SAP solutions to optimize ERP functionality for finance and accounting processes.

The acquisition of BizAps will enable WNS to further assist global customers in transforming shared services finance and accounting functions, such as purchase-to-pay and order-to-cash. Based in the UK and U.S., with development capability in China, BizAps offers SAP optimization services and SAP certified solutions designed to simplify SAP roll-out and enhance functionality for internal and outsourced shared services centers.

“WNS is a global leader in finance and accounting outsourcing (FAO), so this transaction solidifies our position by adding highly synergistic ERP consulting services to our offerings,” said Neeraj Bhargava, Group CEO, WNS Global Services. “This acquisition supports our strategy to enhance our service offerings and expand our global footprint. We have a superb opportunity to expand relationships with clients, which are currently shared by WNS and BizAps, as well as strengthen our penetration in industries such as manufacturing and technology.”

“The ability to optimize the technology underpinnings of the finance and supply chain functions is critical for companies to drive maximum value from their data to drive business decisions,” said Conor Mullaney, CEO, BizAps. “We look forward to being a part of WNS and adding our consulting and technology capabilities to take platform-based BPO to the next level.”

About WNS
WNS is a leading global business process outsourcing company. Deep industry and business process knowledge, a partnership approach, comprehensive service offering and a proven track record enables WNS to deliver business value to some of the leading companies in the world. With over 18,000 employees, WNS is passionate about building a market-leading company valued by our clients, employees, business partners, investors and communities. For more information, visit www.wnsgs.com

About BizAps
BizAps is a leader in delivering innovative SAP solutions that optimizes ERP functions and processes including purchase-to-pay, order-to-cash and global financial supply chain.  BizAps offers complete solutions based on world class products and services with a proven track record in delivery.  BizAps has extensive experience in rolling out SAP globally to implement shared service centers for multinational organizations.  BizAps has a core of highly experienced SAP consultants to support transformational objectives of our customers. For more information, visit www.bizaps.net.

Safe Harbor Statement under the provisions of the United States Private Securities Litigation Reform Act of 1995

This news release contains forward-looking statements, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those that may be projected by these forward looking statements. These risks and uncertainties include but are not limited to technological innovation; telecommunications or technology disruptions; future regulatory actions and conditions in our operating areas; our dependence on a limited number of clients in a limited number of industries; our ability to attract and retain clients; our ability to expand our business or effectively manage growth; our ability to hire and retain enough sufficiently trained employees to support our operations; negative public reaction in the US or the UK to offshore outsourcing; regulatory, legislative and judicial developments; increasing competition in the business process outsourcing industry; political or economic instability in India, Sri Lanka and Jersey; worldwide economic and business conditions, including a slowdown in the U.S. and Indian economies and in the sectors in which our clients are based and a slowdown in the BPO and IT sectors world-wide; our ability to successfully consummate strategic acquisitions, as well as other risks detailed in our reports filed with the U.S. Securities and Exchange Commission. These filings are available at www.sec.gov. We may, from time to time, make additional written and oral forward-looking statements, including statements contained in our filings with the Securities and Exchange Commission and our reports to shareholders. You are cautioned not to place undue reliance on these forward-looking statements, which reflect management’s current analysis of future events. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

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CONTACT:
Investors:
Jay Venkateswaran
Senior VP — Investor Relations
WNS (Holdings) Limited
+1 212 599 6960
ir@wnsgs.com

Media:
U.S.
Mike Sherrill
Gutenberg Communications
+1 212 239 8741
msherrill@gutenbergpr.com

UK:
Shalini Siromani
Gutenberg Communications
+44 203 008 5231
shalini@gutenbergpr.com

India:
Ameya Sirur
Gutenberg Communications
+91 9987588991
ameya@gutenbergpr.com